Exhibit 99.1

Background and Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.
References to “Total Produce” refer to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” and “Dole Food Company” refer to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (referred to herein as the “Merger”) pursuant to the Transaction Agreement.
The term “Annual Report on Form 20-F” refers to Dole’s annual report on Form 20-F for the year ended December 31, 2022, filed on March 22, 2023 by Dole plc (File No. 001-40695).
The term “Credit Agreement” refers to the March 26, 2021 credit agreement with Coöperatieve Rabobank U.A., New York Branch, as amended from time to time.
Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.
PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2023	December 31, 2022

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$217,523	$228,840
Short-term investments	5,735	5,367
Trade receivables, net of allowances for credit losses of $22,498 and $18,001, respectively	575,205	610,384
Grower advance receivables, net of allowances for credit losses of $20,946 and $15,817, respectively	124,981	106,864
Other receivables, net of allowances for credit losses of $13,733 and $14,538, respectively	114,513	132,947
Inventories, net of allowances of $3,889 and $4,186, respectively	366,718	394,150
Prepaid expenses	59,709	48,995
Other current assets	33,303	15,034
Fresh Vegetables current assets held for sale	414,222	62,252
Other assets held for sale	10,318	645
Total current assets	1,922,227	1,605,478
Long-term investments	15,468	16,498
Investments in unconsolidated affiliates	127,429	124,234
Actively marketed property	13,781	31,007
Property, plant and equipment, net of accumulated depreciation of $414,698 and $375,721, respectively	1,085,778	1,116,124
Operating lease right-of-use assets	312,608	293,658
Goodwill	500,892	497,453
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $127,462 and $120,315, respectively	43,351	50,990
Fresh Vegetables non-current assets held for sale	—	343,828
Other assets	139,598	142,180
Deferred tax assets, net	70,263	64,112
Total assets	$4,537,675	$4,591,842
LIABILITIES AND EQUITY
Accounts payable	$619,914	$640,620
Income taxes payable	33,773	11,558
Accrued liabilities	380,196	381,688
Bank overdrafts	13,772	8,623
Current portion of long-term debt, net	255,953	97,435
Current maturities of operating leases	59,702	57,372
Payroll and other tax	23,811	27,187
Contingent consideration	663	1,791
Pension and other postretirement benefits	15,878	17,287
Fresh Vegetables current liabilities held for sale	294,588	199,255
Dividends payable and other current liabilities	21,994	17,698
Total current liabilities	1,720,244	1,460,514
Long-term debt, net	859,677	1,127,321
Operating leases, less current maturities	262,160	246,723
Deferred tax liabilities, net	112,333	118,403
Income taxes payable, less current portion	16,921	30,458
Contingent consideration, less current portion	7,542	5,022
Pension and other postretirement benefits, less current portion	117,946	124,646
Fresh Vegetables non-current liabilities held for sale	—	116,380
Other long-term liabilities	43,906	43,390
Total liabilities	$3,140,729	$3,272,857
Commitments and contingent liabilities (See Note 16)
Redeemable noncontrolling interests	34,182	32,311
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,929 and 94,899 shares outstanding as of September 30, 2023 and December 31, 2022	949	949
Additional paid-in capital	796,290	795,063
Retained earnings	547,912	469,249
Accumulated other comprehensive loss	(112,967)	(104,133)
Total equity attributable to Dole plc	1,232,184	1,161,128
Equity attributable to noncontrolling interests	130,580	125,546
Total equity	1,362,764	1,286,674
Total liabilities, redeemable noncontrolling interests and equity	$4,537,675	$4,591,842

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,042,672	$1,960,695	$6,173,013	$5,981,835
Cost of sales	(1,876,292)	(1,829,233)	(5,631,021)	(5,533,069)
Gross profit	166,380	131,462	541,992	448,766
Selling, marketing, general and administrative expenses	(118,023)	(103,349)	(354,569)	(323,258)
Gain on disposal of businesses	—	—	—	242
Gain on asset sales	28,746	767	43,442	9,188
Operating income	77,103	28,880	230,865	134,938
Other income, net	4,817	9,199	7,721	19,765
Interest income	2,311	1,427	7,260	4,421
Interest expense	(20,899)	(15,677)	(62,359)	(38,126)
Income from continuing operations before income taxes and equity earnings	63,332	23,829	183,487	120,998
Income tax (expense) benefit	(13,017)	34,155	(40,604)	21,497
Equity method earnings	5,342	300	11,508	4,028
Income from continuing operations	55,657	58,284	154,391	146,523
Loss from discontinued operations, net of income taxes	(1,672)	(11,704)	(27,616)	(48,129)
Net income	53,985	46,580	126,775	98,394
Less: Net income attributable to noncontrolling interests	(8,693)	(6,743)	(25,049)	(18,679)
Net income attributable to Dole plc	$45,292	$39,837	$101,726	$79,715

Income (loss) per share - basic:
Continuing operations	$0.50	$0.54	$1.36	$1.35
Discontinued operations	(0.02)	(0.12)	(0.29)	(0.51)
Net income per share attributable to Dole plc - basic	$0.48	$0.42	$1.07	$0.84

Income (loss) per share - diluted:
Continuing operations	$0.50	$0.54	$1.36	$1.35
Discontinued operations	(0.02)	(0.12)	(0.29)	(0.51)
Net income per share attributable to Dole plc - diluted	$0.48	$0.42	$1.07	$0.84

Weighted-average shares:
Basic	94,929	94,891	94,912	94,882
Diluted	95,148	94,908	95,094	94,910

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Net income	$53,985	$46,580	$126,775	$98,394
Other comprehensive income (loss), net of income tax:
Net unrealized gain (loss) on derivatives	2,920	12,258	(1,124)	46,601
Foreign currency translation adjustment	(21,104)	(41,982)	(7,689)	(85,834)
Total other comprehensive (loss)	(18,184)	(29,724)	(8,813)	(39,233)
Comprehensive income	35,801	16,856	117,962	59,161
Less: Comprehensive income attributable to noncontrolling interests	(5,863)	(457)	(25,070)	(7,664)
Comprehensive income attributable to Dole plc	$29,938	$16,399	$92,892	$51,497

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30, 2023	September 30, 2022

Operating Activities	(U.S. Dollars in thousands)
Net income	$126,775	$98,394
Loss from discontinued operations, net of taxes	27,616	48,129
Income from continuing operations	154,391	146,523
Adjustments to reconcile income from continuing operations to net cash provided by operating activities - continuing operations:
Depreciation and amortization	76,908	81,792
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	40,464
Net (gain) on sale of assets and asset write-offs	(43,506)	(9,188)
Stock-based compensation expense	4,381	3,118
Equity method earnings	(11,508)	(4,028)
Amortization of debt discounts and debt issuance costs	4,788	4,546
Deferred tax (benefit)	(11,747)	(12,537)
Pension and other postretirement benefit plan expense	4,160	482
Dividends received from equity method investments	6,350	7,632
Other	(6,118)	(2,277)
Changes in operating assets and liabilities:
Receivables, net of allowances	13,858	(9,494)
Inventories	26,642	(52,022)
Prepaids, accrued and other current and long-term assets and liabilities	(61,465)	(11,935)
Net cash provided by operating activities - continuing operations	157,134	183,076
Investing activities
Sales of assets	64,103	27,764
Capital expenditures	(51,334)	(58,555)
Acquisitions, net of cash acquired	(262)	(4,886)
Insurance proceeds	1,850	2,278
Purchases of investments	(1,153)	(414)
Sales (purchases) of unconsolidated affiliates	1,498	(801)
Other	(127)	25
Net cash provided by (used in) investing activities - continuing operations	14,575	(34,589)
Financing activities
Proceeds from borrowings and overdrafts	1,190,596	1,008,423
Repayments on borrowings and overdrafts	(1,300,083)	(1,050,928)
Payment of debt issuance costs	—	(265)
Dividends paid to shareholders	(22,873)	(22,770)
Dividends paid to noncontrolling interests	(24,824)	(20,981)
Other noncontrolling interest activity, net	(482)	—
Payment of contingent consideration	(1,169)	(2,451)
Net cash used in financing activities - continuing operations	(158,835)	(88,972)
Effect of foreign exchange rate changes on cash	(1,716)	(19,052)
Net cash used in operating activities - discontinued operations	(15,772)	(61,521)
Net cash used in investing activities - discontinued operations	(6,703)	(8,027)
Cash used in discontinued operations, net	(22,475)	(69,548)
(Decrease) in cash and cash equivalents	(11,317)	(29,085)
Cash and cash equivalents at beginning of period	228,840	250,561
Cash and cash equivalents at end of period	$217,523	$221,476
Supplemental cash flow information:
Income tax payments, net of refunds	$(49,142)	$(39,628)
Interest payments on borrowings	$(62,771)	$(39,703)

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2022	$949	$795,063	$469,249	$(104,133)	$1,161,128	$125,546	$1,286,674	$32,311
Net income	—	—	14,159	—	14,159	5,899	20,058	351
Dividends declared	—	—	(7,690)	—	(7,690)	(1,893)	(9,583)	(277)
Stock-based compensation	—	1,330	—	—	1,330	—	1,330	—
Other noncontrolling interest activity, net	—	(863)	—	—	(863)	1,765	902	—
Other redeemable noncontrolling interest activity, net	—	(666)	—	—	(666)	—	(666)	666
Other comprehensive income (loss), net of income tax	—	—	—	3,222	3,222	2,191	5,413	(87)
Balance as of March 31, 2023	$949	$794,864	$475,718	$(100,911)	$1,170,620	$133,508	$1,304,128	$32,964
Net income	—	—	42,275	—	42,275	9,358	51,633	715
Dividends declared	—	—	(7,687)	—	(7,687)	(16,131)	(23,818)	(279)
Stock-based compensation	—	1,045	—	—	1,045	—	1,045	—
Other noncontrolling interest activity, net	—	42	—	—	42	144	186	—
Other redeemable noncontrolling interest activity, net	—	(892)	—	—	(892)	—	(892)	892
Other comprehensive income, net of income tax	—	—	—	3,298	3,298	648	3,946	99
Balance as of June 30, 2023	$949	$795,059	$510,306	$(97,613)	$1,208,701	$127,527	$1,336,228	$34,391
Net income	—	—	45,292	—	45,292	7,831	53,123	1,037
Dividends declared	—	—	(7,686)	—	(7,686)	(4,584)	(12,270)	(1,660)
Stock-based compensation	—	1,648	—	—	1,648	—	1,648	—
Other noncontrolling interest activity, net	—	—	—	—	—	2,633	2,633	—
Other redeemable noncontrolling interest activity, net	—	(417)	—	—	(417)	—	(417)	417
Other comprehensive loss, net of income tax	—	—	—	(15,354)	(15,354)	(2,827)	(18,181)	(3)
Balance as of September 30, 2023	$949	$796,290	$547,912	$(112,967)	$1,232,184	$130,580	$1,362,764	$34,182

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$950	$792,223	$413,335	$(125,919)	$1,080,589	$132,041	$1,212,630	$32,776
Net income (loss)	—	—	(1,394)	—	(1,394)	3,948	2,554	731
Dividends declared	—	—	(7,607)	—	(7,607)	(3,674)	(11,281)	(294)
Stock-based compensation	—	648	—	—	648	—	648	—
Other noncontrolling interest activity, net	—	—	—	—	—	(1,317)	(1,317)	—
Other redeemable noncontrolling interest activity, net	—	(810)	—	—	(810)	—	(810)	810
Other comprehensive income (loss), net of income tax	—	—	—	24,957	24,957	(77)	24,880	(74)
Balance as of March 31, 2022	$950	$792,061	$404,334	$(100,962)	$1,096,383	$130,921	$1,227,304	$33,949
Net income	—	—	41,272	—	41,272	6,482	47,754	742
Dividends declared	—	—	(7,623)	—	(7,623)	(10,018)	(17,641)	(291)
Stock-based compensation	—	1,333	—	—	1,333	—	1,333	—
Other noncontrolling interest activity, net	—	(736)	—	—	(736)	(5,765)	(6,501)	—
Other redeemable noncontrolling interest activity, net	—	870	—	—	870	—	870	(870)
Other comprehensive (loss), net of income tax	—	—	—	(29,737)	(29,737)	(4,510)	(34,247)	(68)
Balance as of June 30, 2022	$950	$793,528	$437,983	$(130,699)	$1,101,762	$117,110	$1,218,872	$33,462
Net income	—	—	39,837	—	39,837	6,014	45,851	753
Dividends declared	—	—	(7,695)	—	(7,695)	(3,139)	(10,834)	(3,323)
Stock-based compensation	(1)	1,137	—	—	1,136	—	1,136	—
Other noncontrolling interest activity, net	—	(193)	—	—	(193)	1,202	1,009	—
Other redeemable noncontrolling interest activity, net	—	(951)	—	—	(951)	—	(951)	951
Other comprehensive (loss), net of income tax	—	—	—	(23,438)	(23,438)	(6,213)	(29,651)	(73)
Balance as of September 30, 2022	$949	$793,521	$470,125	$(154,137)	$1,110,458	$114,974	$1,225,432	$31,770

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes and has a strong presence in growing categories such as berries, avocados and organic produce.
Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.
Dole offers over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
On January 30, 2023, certain of Dole’s wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Agreement”) with Fresh Express Acquisition, LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire Dole’s fresh vegetables division (“Fresh Vegetables division” or “Fresh Vegetables”) for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement (the “Vegetables Transaction”). The Vegetables Transaction is subject to regulatory approval as well as the satisfaction or waiver of customary closing conditions.
As a result of the decision to exit the business, the Fresh Vegetables division’s results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations for all periods presented and its assets and liabilities are separately presented in our condensed consolidated balance sheets as assets and liabilities held for sale. See Note 4 “Acquisitions and Divestitures” for further detail on the Vegetables Transaction and discontinued operations.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission for interim financial information. As such, the interim financial statements do not include all information and notes required for annual financial statements. In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to state fairly Dole’s financial position, results of operations and cash flows.
Dole’s unaudited condensed consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all variable interest entities (“VIEs”) for which Dole is the primary beneficiary.
Intercompany accounts and transactions have been eliminated on consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, self-insurance reserves, pension and other postretirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.
During fiscal year 2022, the Company performed a quantitative assessment of goodwill and the DOLE brand indefinite-lived intangible asset in conjunction with the annual impairment assessment. As of the October 1, 2022 testing date, two of Dole’s reporting units with allocated goodwill and the DOLE brand were considered to be at risk of future impairment. The fair values of the Fresh Fruit and Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”) reporting units were approximately 2% and 5% above their carrying amounts, respectively, and the fair value of the Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) reporting unit was sufficiently above its carrying amount. The fair value of the DOLE brand exceeded its carrying amount by less than 1%. Although there have been no adverse changes since the testing date that indicate potential impairment, unfavorable changes to key assumptions in the impairment assessment, market conditions and macroeconomic circumstances could result in future impairment.
Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors, including weather-related phenomena and its effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates, as well as economic conditions and security risks. The interim unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements in the Company’s Annual Report on Form 20-F.
For further information on management estimates and Dole’s significant accounting policies, refer to the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F. There have been no material changes from the significant accounting policies disclosed in the Annual Report on Form 20-F.
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2020-04, ASU 2021-01, and ASU 2022-06 – Reference Rate Reform (Topic 848)
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting, in March 2020 and subsequently issued ASU 2021-01 in January 2021 and ASU 2022-06 in December 2022. The amendments in these updates provide optional expedients and exceptions related to the accounting for contracts and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform if certain criteria are met.
As of June 2023, Dole modified all of its borrowings and interest rate swaps that referenced LIBOR to now reference the Secured Overnight Financing Rate (“SOFR”). The Company has adopted certain elections under this guidance to account for the debt modifications as continuations of the existing agreements and maintain the hedge effectiveness of its interest rate swaps. The adoption of these elections did not impact Dole’s financial condition, results of operations, cash flows and related disclosures.
New Accounting Pronouncements Not Yet Adopted
The Company considered all new accounting pronouncements not yet adopted and concluded they are not expected to have a material impact.
NOTE 4 — ACQUISITIONS AND DIVESTITURES
Vegetables Transaction
On January 30, 2023, Dole entered into the Agreement with Fresh Express, pursuant to which Fresh Express has agreed to acquire the Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement. This transaction is subject to regulatory approval as well as the satisfaction or waiver of customary closing conditions.

The Fresh Vegetables division comprises substantially all of the assets and all of the liabilities of the former Fresh Vegetables reportable segment. Certain assets of the Fresh Vegetables reportable segment that are excluded from the transaction are not material, individually or in the aggregate, and the majority of these assets have been moved to other assets held for sale in the condensed consolidated balance sheets, as an active program is underway to sell them to another third party. Refer to Note 11 “Assets Held for Sale and Actively Marketed Property” for further detail.
The Company determined that exiting the Fresh Vegetables business represents a strategic shift that will have a material effect on the Company’s operations and results. If the Vegetables Transaction does not close due to regulatory reasons or otherwise, the Company is committed to exiting the business through an alternative process. As such, the results of the Fresh Vegetables division have been classified as discontinued operations in the condensed consolidated statements of operations for the periods presented, and its related assets and liabilities have been classified as held for sale in the condensed consolidated balance sheets as of March 31, 2023 and onwards. As a result, depreciation and amortization on long-lived assets have ceased as of March 31, 2023.
Upon exiting the business, Dole does not anticipate having significant continuing involvement with the Fresh Vegetables division with the possible exception of limited transition service arrangements that, if they occur, are not expected to be material to Dole’s continuing operations.
The following tables present the results of the Fresh Vegetables division as reported in loss from discontinued operations, net of income taxes, in the condensed consolidated statements of operations and the carrying value of assets and liabilities as presented within assets and liabilities held for sale in the condensed consolidated balance sheets.

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Revenues, net	$282,677	$306,843	$879,131	$890,820
Cost of sales	(267,732)	(304,829)	(850,671)	(902,164)
Gross profit (loss)	14,945	2,014	28,460	(11,344)
Selling, marketing, general and administrative expenses	(10,576)	(12,977)	(38,380)	(40,785)
Transaction and other operating costs	(3,223)	(113)	(10,042)	(113)
Operating income (loss) from discontinued operations	1,146	(11,076)	(19,962)	(52,242)
Other income, net	344	113	750	669
Net interest expense[1]	(1,560)	(1,340)	(4,766)	(3,423)
Loss from discontinued operations before income taxes	(70)	(12,303)	(23,978)	(54,996)
Income tax (expense) benefit	(1,427)	623	(3,496)	6,858
Less: (Income) loss from discontinued operations attributable to noncontrolling interests	(175)	(24)	(142)	9
Loss from discontinued operations, net of income taxes	$(1,672)	$(11,704)	$(27,616)	$(48,129)
1 Net interest expense presented within discontinued operations is net of interest income and includes the allocated interest expense related to the portion of Term Loan A and Term Loan B required to be repaid if the closing of the Vegetables Transaction occurs. See Note 12 “Debt” for further detail.

	September 30, 2023	December 31, 2022

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$850	$—
Current receivables, net[1]	20,772	13,474
Inventories, net	34,629	42,728
Prepaid expenses and other current assets	5,470	6,050
Property, plant and equipment, net	228,517	227,183
Operating lease right-of-use assets	105,995	99,139
Other noncurrent assets	17,989	17,506
Total Fresh Vegetables assets held for sale	414,222	406,080
Fresh Vegetables current assets held for sale	414,222	62,252
Fresh Vegetables non-current assets held for sale	—	343,828
Total Fresh Vegetables assets held for sale	$414,222	$406,080
LIABILITIES
Accounts payable	$70,275	$88,995
Accrued and other current liabilities	82,160	85,664
Operating lease liabilities	92,885	98,145
Deferred income tax liabilities	31,527	24,973
Other long-term liabilities	17,741	17,858
Total Fresh Vegetables liabilities held for sale	294,588	315,635
Fresh Vegetables current liabilities held for sale	294,588	199,255
Fresh Vegetables non-current liabilities held for sale	—	116,380
Total Fresh Vegetables liabilities held for sale	$294,588	$315,635
1Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions described in Note 8 “Receivables and Allowances for Credit Losses.” Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled.
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings. The majority of acquisitions represent an increase of an existing ownership percentage to obtain control of entities previously accounted for under the equity method.
Other acquisitions and divestitures in the three and nine months ended September 30, 2023 and September 30, 2022 were not material. In the three months ended September 30, 2023, total goodwill acquired was $3.2 million and was assigned to the Diversified Fresh Produce – EMEA reportable segment. In the three months ended September 30, 2022, no goodwill was acquired. In the nine months ended September 30, 2023 and September 30, 2022, total goodwill acquired was $5.9 million and $1.2 million, respectively, and was assigned to the Diversified Fresh Produce – EMEA reportable segment. There were no gains or losses recorded for acquisition activity in either period. As of September 30, 2023, all other changes in goodwill and intangible assets from December 31, 2022 are attributable to foreign currency translation and periodic amortization.
NOTE 5 — REVENUE
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories, tropical fruit and diversified produce. Tropical fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit, vegetables and other produce. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products.
Revenue also includes service revenue, which includes management fees, third-party freight and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by providing handling and transportation services of containerized cargo on Company vessels. Net service revenues were less than 10% of total revenue for the three and nine months ended September 30, 2023 and September 30, 2022.

The following table presents the Company's disaggregated revenues by similar types of products and services for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Diversified produce	$1,308,319	$1,249,080	$3,824,430	$3,738,135
Tropical fruit	638,040	607,832	2,055,621	1,962,480
Health foods and consumer goods	36,546	30,532	101,785	90,690
Commercial cargo	43,193	49,774	136,849	144,946
Other	16,574	23,476	54,328	45,583
Total revenues, net	$2,042,672	$1,960,695	$6,173,013	$5,981,835
The following table presents the Company's disaggregated revenues by channel for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Third party revenue:	(U.S. Dollars in thousands)
Retail	$1,168,778	$1,163,576	$3,625,945	$3,524,096
Wholesale	656,524	592,649	1,911,919	1,881,301
Food service	138,496	124,806	378,700	340,972
Commercial cargo	43,193	49,774	136,849	144,946
Other	10,466	3,298	40,377	8,463
Revenue from sales to equity method investees	25,215	26,592	79,223	82,057
Total revenue, net	$2,042,672	$1,960,695	$6,173,013	$5,981,835
NOTE 6 — SEGMENTS
Accounting for the anticipated exit from the Fresh Vegetables division, Dole has the following three reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, United Kingdom (“U.K.”), Swedish, Danish, South African, Czech, Slovakian, Polish and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s United States (“U.S.”), Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.

Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the primary financial measures. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
All transactions between reportable segments are eliminated in consolidation. Segment results for the three and nine months ended September 30, 2023 and September 30, 2022 have been updated to remove the discontinued operations of the Fresh Vegetables division, and corporate costs previously allocated to the Fresh Vegetables reportable segment have been reallocated to the remaining reportable segments.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the loss from discontinued operations, net of income taxes; (2) subtracting the income tax expense or adding the income tax benefit; (3) subtracting interest expense; (4) subtracting depreciation charges; (5) subtracting amortization charges on intangible assets; (6) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the three and nine months ended September 30, 2023 and September 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, adding the gain or subtracting the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held for sale and actively marketed property, subtracting restructuring charges and costs for legal matters not in the ordinary course of business, and subtracting costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$749,210	$751,348	$2,387,163	$2,306,982
Diversified Fresh Produce — EMEA	856,351	759,964	2,570,080	2,400,967
Diversified Fresh Produce — Americas & ROW	470,011	479,839	1,310,407	1,391,731
Total segment revenue	2,075,572	1,991,151	6,267,650	6,099,680
Intersegment revenue	(32,900)	(30,456)	(94,637)	(117,845)
Total consolidated revenue, net	$2,042,672	$1,960,695	$6,173,013	$5,981,835

Segment Adjusted EBITDA:
Fresh Fruit	$45,111	$49,382	$180,138	$166,087
Diversified Fresh Produce — EMEA	34,923	30,686	100,932	88,397
Diversified Fresh Produce — Americas & ROW	5,159	(870)	27,191	28,399
Adjustments:
Income tax (expense) benefit	(13,017)	34,155	(40,604)	21,497
Interest expense	(20,899)	(15,677)	(62,359)	(38,126)
Depreciation	(21,737)	(25,315)	(69,182)	(73,544)
Amortization of intangible assets	(2,536)	(2,633)	(7,726)	(8,248)
Mark to market gains (losses)	4,783	(2,310)	2,926	5,819
Gain on asset sales	28,802	530	43,356	8,346
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	(5,520)	—	(40,464)
Cyber-related incident	—	—	(5,321)	—
Other items	(222)	532	(1,085)	1,284
Adjustments from equity method investments:
Dole's share of depreciation	(1,919)	(2,445)	(5,583)	(6,080)
Dole's share of amortization	(631)	(628)	(1,887)	(1,918)
Dole's share of income tax expense	(851)	(673)	(3,507)	(2,395)
Dole's share of interest expense	(1,309)	(930)	(3,368)	(2,531)
Dole's share of other items	—	—	470	—
Income from continuing operations	55,657	58,284	154,391	146,523
Loss from discontinued operations, net of income taxes	(1,672)	(11,704)	(27,616)	(48,129)
Net income	$53,985	$46,580	$126,775	$98,394

NOTE 7 — OTHER INCOME, NET
Included in other income, net, in Dole’s condensed consolidated statements of operations were the following items:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Rental income	$1,942	$3,387	$6,647	$11,486
Unrealized gain on foreign currency denominated borrowings	3,369	5,397	21	12,702
Realized gain on fair value hedges	283	—	751	—
Unrealized (loss) gain on fair value hedges	(714)	45	(814)	44
Non-cash realized gain on foreign currency denominated borrowings	—	—	—	1,029
(Loss) gain on investments	(437)	(793)	430	(4,401)
Non-service components of net periodic pension benefit (costs)	277	633	(120)	3,133
Gain (loss) on contingent consideration	24	(23)	61	(64)
Other	73	553	745	(4,164)
Other income, net	$4,817	$9,199	$7,721	$19,765
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of September 30, 2023 and December 31, 2022 were $575.2 million and $610.4 million, net of allowances for credit losses of $22.5 million and $18.0 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have historically not been significant in comparison to net revenue and gross trade receivables. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer type and geographic region.
A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$(18,001)
Additional provisions in the period	(7,053)
Recoveries of amounts previously reserved	3,355
Balance sheet write-offs	1,004
Balance sheet reclassifications	(2,061)
Foreign exchange impact	258
Balance as of September 30, 2023	$(22,498)
Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions in which Dole’s maximum financial loss is limited to a percentage of receivables sold under the arrangements. Dole derecognizes all sold receivables from the condensed consolidated balance sheets, as it accounts for the transfers as sales under ASC 860, Transfers and Servicing.

As of September 30, 2023, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $11.4 million and $249.3 million1, respectively. As of December 31, 2022, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $11.9 million and $237.2 million, respectively. The fees associated with the sale of such receivables are recorded in interest expense in the condensed consolidated statements of operations. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Grower Advances
Dole makes cash advances and materials advances to third-party growers for various production needs, including labor, fertilization, irrigation, pruning and harvesting costs, and additionally incurs other supply chain costs on behalf of third-party growers that are recorded as grower advance receivables. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made to the growers during a normal seasonal growing cycle to support operational working capital needs. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the condensed consolidated balance sheets.
Term advances are made to support longer-term grower investments. These advances are long-term in nature, are typically secured by long-term grower assets and usually involve a long-term supply agreement for the marketing of fruit. These advances typically have structured repayment terms which are payable over the term of the advance or supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of supply agreements and term advances is generally one to ten years. The current portion of term advances is classified as grower advance receivables, net, and the non-current portion of term advances is classified as other assets in the condensed consolidated balance sheets.
Both working capital advances and term advances may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements.
The following table summarizes growers advances as of September 30, 2023 and December 31, 2022 based on whether the advances are secured or unsecured:

	September 30, 2023		December 31, 2022
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$86,768	$14,704	$66,485	$8,317
Allowance for secured advances to growers and suppliers	(13,626)	(599)	(12,534)	—
Unsecured gross advances to growers and suppliers	59,159	7,313	56,196	5,316
Allowance for unsecured advances to growers and suppliers	(7,320)	(3,256)	(3,283)	(3,147)
Net advances to growers and suppliers	$124,981	$18,162	$106,864	$10,486
Of the $143.1 million and $117.4 million of net advances to growers and suppliers as of September 30, 2023 and December 31, 2022, $14.0 million and $12.9 million, respectively, was considered past due.
Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis, considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions and other miscellaneous contributing factors. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest or when the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.
1 Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions. The amounts disclosed include trade receivables sold in the Fresh Vegetables division. Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled.

A rollforward of the allowance for expected credit losses related to grower loans and advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$(18,964)
Additional provisions in the period	(5,712)
Recoveries of amounts previously reserved	704
Balance sheet write-offs	173
Balance sheet reclassifications	(1,055)
Foreign exchange impact	53
Balance as of September 30, 2023	$(24,801)
Other Receivables
Other receivables, net, are recognized at net realizable value, which reflects the net amount expected to be collected. Current and non-current balances of other receivables are included in other receivables, net, and other assets, respectively, in the condensed consolidated balance sheets. Other receivables primarily comprise value-added taxes (“VAT”) receivables, other receivables from government and tax authorities and non-trade receivables from customers, suppliers and other third parties. Based on the nature of these agreements, the timing of collection is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement.
Total other receivables as of September 30, 2023 and December 31, 2022 were $139.3 million and $152.2 million, net of allowances for credit losses of $20.5 million and $21.5 million, respectively. Of these amounts outstanding, VAT receivables represent $39.9 million and $39.8 million, net of allowances of $13.5 million and $14.7 million, respectively. VAT receivables are primarily related to purchases by production units and are refunded by certain taxing authorities. As of September 30, 2023 and December 31, 2022, the allowance related to other receivables from customers, suppliers and other third parties was not significant.
NOTE 9 — INCOME TAXES
Dole recorded an income tax expense of $13.0 million on $63.3 million of income from continuing operations before income taxes and equity earnings for the three months ended September 30, 2023 and $40.6 million on $183.5 million of income from continuing operations before income taxes and equity earnings for the nine months ended September 30, 2023. Dole recorded income tax benefit of $34.2 million on $23.8 million of income from continuing operations before income taxes and equity earnings for the three months ended September 30, 2022 and $21.5 million on $121.0 million on income from continuing operations before income taxes and equity earnings for the nine months ended September 30, 2022. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three and nine months ended September 30, 2023, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. Global Intangible Low-Taxed Income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), U.S. Subpart F income inclusion and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three and nine months ended September 30, 2022, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings compared to annual projections.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.

The Company is required to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, Dole has recorded a reserve against tax benefits that do not meet the more likely than not threshold to sustain the tax position.
During the year ended December 31, 2022, the taxing authorities in one of Dole’s foreign jurisdictions issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for the 2017 tax year. The Company’s subsidiary appealed the assessment, and on March 9, 2023, the reviewing body annulled the assessment. The tax authority has begun a new audit, which the Company’s subsidiary has challenged based on the expiration of the statute of limitations. Based on the new audit, an assessment was issued in October 2023 of approximately $20.0 million (including interest and penalties) for the 2017 tax year. The Company continues to protest the reopening of the audit for 2017 on the grounds that the statute of limitations has expired and the Company has also appealed the most recent assessment with the taxing authorities. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
Dole plc and one or more of its subsidiaries files income tax returns in Ireland, the U.S. (both at the federal level and in various state jurisdictions), Canada and jurisdictions in Latin America and Europe. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2015.
NOTE 10 — INVENTORY
Inventories are valued at the lower of cost or net realizable value. Costs are determined on the first-in, first-out basis. Specific identification and average cost methods are also used, primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period.
Details of inventory, net of allowances, in the condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022 were as follows:

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Finished products	$224,197	$208,671
Raw materials and work in progress	75,678	105,771
Crop growing costs	22,973	26,923
Agricultural and other operating supplies	43,870	52,785
Inventories, net of allowances	$366,718	$394,150
Due to the nature of the Company’s inventory, allowances for excess production and obsolescence have not historically been significant.
NOTE 11 — ASSETS HELD FOR SALE AND ACTIVELY MARKETED PROPERTY
Dole continuously reviews its assets in order to identify those that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held for sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value. For property classified as held for sale, their sale is anticipated to occur during the ensuing year, while the timing of the sale of property classified as actively marketed is uncertain.

Assets held for sale
As of September 30, 2023 and December 31, 2022, assets held for sale were $10.3 million and $0.6 million, respectively, of property, plant and equipment. There were no liabilities held for sale as of September 30, 2023 and December 31, 2022. During the three months ended September 30, 2023, Dole approved and committed to sell properties in Latin America in the Fresh Fruit reportable segment and, as a result, transferred related assets with a total net book value $0.1 million to assets held for sale. Also, during the nine months ended September 30, 2023, Dole approved and committed to sell two vessels in Latin America in the Fresh Fruit reportable segment, two properties in the U.S. in the Diversified Fresh Produce – Americas & ROW reportable segment, one property in Ireland in the Diversified Fresh Produce – EMEA segment and certain assets in the U.S. that are excluded from the Vegetables Transaction. As a result, assets with total net book values of $1.0 million, $3.4 million, $0.2 million and $6.9 million, respectively, were transferred to assets held for sale.
In the three months ended September 30, 2023, Dole sold a property in Latin America at a total gain of $0.5 million. Also, in the nine months ended September 30, 2023, Dole sold the vessels and a property in Latin America, both in the Fresh Fruit reportable segment, and two properties in the U.S. in the Diversified Fresh Produce – Americas & ROW reportable segment, with net book values of $1.0 million, $0.2 million and $0.4 million, respectively, at total gains of $5.5 million, $4.8 million and $0.4 million, respectively. During the nine months ended September 30, 2022, Dole sold two buildings in Europe in the Diversified – EMEA reportable segment, with a total net book value of $2.8 million, at a total gain of $7.6 million.
A rollforward of assets held for sale for the nine months ended September 30, 2023 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$645
Additions	11,316
Sales	(1,642)
Foreign exchange impact	(1)
Balance as of September 30, 2023	$10,318
Actively marketed property
As of September 30, 2023 and December 31, 2022, actively marketed property was $13.8 million and $31.0 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit reportable segment. During the three months ended September 30, 2023, Dole sold actively marketed Hawaii land, with a net book value of $15.6 million, at a total gain of $28.3 million. Also, during the nine months ended September 30, 2023, Dole sold actively marketed Hawaii land, with a net book value of $1.6 million, at a total gain of $3.9 million. During the three and nine months ended September 30, 2022, Dole sold actively marketed Hawaii land, with net book values of $0.1 million and $14.8 million, respectively. The total gain on the sales was $0.7 million for the three and nine months ended September 30, 2022.
A rollforward of actively marketed property for the nine months ended September 30, 2023 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$31,007
Land sales	(17,226)
Balance as of September 30, 2023	$13,781

NOTE 12 — DEBT
Short-term borrowings, bank overdrafts and long-term debt consisted of the following:

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Revolving Credit Facility	$93,252	$183,909
Term Loan A and Term Loan B	814,200	823,875
Vessel financing loans	78,449	89,479
Other long-term financing arrangements	39,322	41,483
Other revolving credit facilities, at a weighted average interest rate of 6.6% as of September 30, 2023 (4.8% as of December 31, 2022)	77,727	73,999
Bank overdrafts	13,772	8,623
Finance lease obligations, at a weighted average interest rate of 4.2% as of September 30, 2023 (3.7% as of December 31, 2022)	27,913	29,885
Total debt, gross	1,144,635	1,251,253
Unamortized debt discounts and debt issuance costs	(15,233)	(17,874)
Total debt, net	1,129,402	1,233,379
Current maturities, net of unamortized debt discounts and debt issuance costs	(255,953)	(97,435)
Bank overdrafts	(13,772)	(8,623)
Long-term debt, net	$859,677	$1,127,321
Term Loan and Revolving Credit Facility
Under the terms of the Credit Agreement entered into on March 26, 2021 (and subsequently amended on August 3, 2021), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”) which provided for borrowings of $300.0 million and $540.0 million, respectively.

In June 2023, the Company amended the Credit Agreement to replace the U.S. Dollar LIBOR benchmark rate with SOFR plus a spread. U.S. Dollar borrowings under the Revolving Credit Facility refers to SOFR as the benchmark rate plus an additional spread adjustment of 0.10%. U.S. Dollar borrowings under the Term Loan A refers to SOFR as the benchmark rate plus an additional spread adjustment of 0.10%. For Term Loan B borrowings, the Company elected to adopt the LIBOR fallback provisions and replaced LIBOR with SOFR as the benchmark rate plus a spread adjustment that varies from 0.11% to 0.72%, depending on the tenor of the borrowing.

Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) SOFR plus 0.10%, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) SOFR plus the applicable credit spread adjustment, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 14 “Derivative Financial Instruments”, the Company enters into interest rate swap arrangements to fix a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
Principal payments of $1.9 million under Term Loan A are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028. Under the terms of the Credit Agreement, if the closing of the Vegetables Transaction occurs, the Company will be required to use a portion of the proceeds to make a prepayment on Term Loan A and Term Loan B. The estimated minimum prepayment has been reclassified from long-term debt, net, to current maturities in the condensed consolidated balance sheets as of September 30, 2023. The Revolving Credit Facility has an expiration date of August 3, 2026.

As of September 30, 2023, amounts outstanding under Term Loan A and Term Loan B were $814.2 million, in the aggregate, and borrowings under the Revolving Credit Facility were $93.3 million. After taking into account approximately $5.9 million of related outstanding letters of credit, Dole had $500.8 million available for cash borrowings under the Revolving Credit Facility as of September 30, 2023. As of December 31, 2022, amounts outstanding under Term Loan A and Term Loan B were $823.9 million, in the aggregate, and borrowings under the Revolving Credit Facility were $183.9 million. After taking into account approximately $15.0 million of related outstanding letters of credit, Dole had $401.1 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2022.
Borrowings under the Credit Agreement are secured by substantially all of the Company’s material U.S. assets of wholly owned subsidiaries and by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe.
Lines of Credit
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries have lines of credit of approximately $248.1 million at various local banks, of which $151.5 million was available for use as of September 30, 2023. As of December 31, 2022, there were lines of credit of $252.3 million, of which $167.6 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. The majority of Dole’s lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand.
NOTE 13 — EMPLOYEE BENEFIT PLANS
Components of Net Periodic Benefit Cost (Benefit)
The components of net periodic benefit cost (benefit) for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022

	(U.S. Dollars in thousands)
Service cost	$53	$64	$1,293	$1,140	$—	$1
Interest cost	2,231	1,236	2,717	2,176	173	111
Expected return on plan assets	(3,307)	(2,819)	(2,048)	(1,914)	—	—
Amortization of:
Net (gain) loss	(145)	—	(531)	582	(77)	—
Prior service benefit	—	—	(158)	(167)	—	—
Curtailments, settlements and terminations, net	—	—	865	77	—	—
Foreign exchange and other	—	—	3	85	—	—
Net periodic cost (benefit)	$(1,168)	$(1,519)	$2,141	$1,979	$96	$112

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022

	(U.S. Dollars in thousands)
Service cost	$160	$192	$3,880	$3,421	$—	$2
Interest cost	6,692	3,707	8,537	6,526	520	332
Expected return on plan assets	(9,920)	(8,456)	(6,144)	(5,741)	—	—
Amortization of:
Net (gain) loss	(435)	—	(1,594)	1,748	(231)	—
Prior service benefit	—	—	(475)	(501)	—	—
Curtailments, settlements and terminations, net	—	—	3,197	(948)	—	—
Foreign exchange and other	—	—	(27)	200	—	—
Net periodic cost (benefit)	$(3,503)	$(4,557)	$7,374	$4,705	$289	$334

The Company classifies the non-service components of net periodic pension cost (benefit) within other income, net, in the condensed consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss (gain) and prior service benefit and other curtailment or settlement costs.

During 2023, the Company settled certain obligations of international defined benefit plans in Latin America and Europe, which resulted in net settlement and curtailment costs of $0.9 million and $3.2 million, for the three and nine months ended September 30, 2023. During 2022, the Company settled certain obligations of international defined benefit plans in Latin America and Europe, which resulted in net settlement and curtailment costs of $0.1 million for the three months ended September 30, 2022 and net gains of $0.9 million for the nine months ended September 30, 2022.
Plan Contributions and Estimated Future Benefit Payments
During the nine months ended September 30, 2023, Dole contributed $1.8 million to its defined benefit plans and made benefit payments of $13.3 million directly to participants. Dole expects to make further contributions of approximately $0.5 million to its defined benefit plans and $4.4 million of benefit payments directly to participants during the remainder of 2023. Dole also intends to make any additional unforeseen contributions that will satisfy minimum funding requirements. Future contributions to the defined benefit plans in excess of the minimum funding requirements are voluntary and may change depending on Dole’s operating performance or at management’s discretion.
NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing the volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates. Dole enters into fair value hedges to hedge foreign currency exposure of non-functional currency assets and liabilities and cash flow hedges to hedge foreign currency exposure of forecasted revenue, cost of sales and operating expenses.
Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
In June 2023, Dole amended $700.0 million notional value of its interest rate swaps to change the benchmark interest rate from U.S. Dollar LIBOR to SOFR. In addition, the floor for each of the swaps that have been designated to hedge Term Loan A borrowings was changed to (0.10%), and the floor for each of the swaps that have been designated to hedge Term Loan B borrowings was changed to (0.11%). The fixed rate of each swap was adjusted to account for the market value difference between the LIBOR and SOFR reference rates.
The interest rate swaps pay a fixed rate of interest at rates between 0.42% and 2.50%, with the receiving rates variable based on SOFR, which were between 5.31% and 5.32% as of September 30, 2023. All interest rate swap arrangements are classified within the condensed consolidated balance sheets based on ultimate maturity date of the arrangement.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of the hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible

4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in the fair value of these instruments in accumulated other comprehensive loss. The changes in the fair value of foreign currency fair value hedges, non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.
Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of September 30, 2023:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States Dollar	$35.3 million
Euro	€175.8 million
Sterling	£19.4 million
Swedish Krona	SEK 22.0 million
Interest rate swap contracts	$700.0 million
Bunker fuel hedges	6.4 thousand metric tons
Quantitative Disclosures
Derivatives are presented gross in the condensed consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of September 30, 2023
	Other Receivables, net	Other Current Assets	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$1,504	$—	$—	$(1,350)
Non-designated cash flow hedges	387	—	—	(417)
Fair value hedges	380	—	—	(730)
Interest rate swap contracts	—	10,908	41,173	—
Bunker fuel hedges	—	—	—	(550)
	$2,271	$10,908	$41,173	$(3,047)

	Fair Value Measurements as of December 31, 2022
	Other Receivables, net	Other Current Assets	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$490	$—	$—	$(5,726)
Non-designated cash flow hedges	872	—	—	(206)
Fair value hedges	4	—	—	—
Interest rate swap contracts	—	—	59,104	—
Bunker fuel hedges	—	—	—	(3,396)
	$1,366	—	$59,104	$(9,328)
Refer to Note 15 “Fair Value Measurements” for presentation of fair value instruments within the condensed consolidated balance sheets, which includes derivative financial instruments.

The following tables represent all of Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended September 30, 2023			Nine Months Ended September 30, 2023
	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net

Realized net gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$(2,002)	$—	$—	$(7,042)	$—
Non-designated cash flow hedges	—	566	—	—	1,488	—
Fair value hedges	—	—	283	—	—	751
Bunker fuel hedges	—	(98)	—	—	(824)	—
Total net realized gains (losses)	$—	$(1,534)	$283	$—	$(6,378)	$751
Unrealized net gains (losses):
Cash flow hedges	$5,266	$—	$—	$5,411	$—	$—
Non-designated cash flow hedges	—	(56)	—	—	(242)	—
Fair value hedges	—	—	(714)	—	—	(814)
Bunker fuel hedges	—	676	—	—	2,326	—
Interest rate swap contracts	(2,049)	—	—	(7,023)	—	—
Total net unrealized gains (losses)	$3,217	$620	$(714)	$(1,612)	$2,084	$(814)

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
	Net (losses) gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net

Realized net gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$7,592	$—	$—	$14,155	$—
Non-designated cash flow hedges	—	38	—	—	3,367	—
Bunker fuel hedges	—	1,527	—	—	3,403	—
Total net realized gains	$—	$9,157	$—	$—	$20,925	$—
Unrealized net gains (losses):
Cash flow hedges	$(1,516)	$—	$—	$9,511	$—	$—
Non-designated cash flow hedges	—	(365)	—	—	35	—
Fair value hedges	—	—	45	—	(2,407)	44
Bunker fuel hedges	—	(7,364)	—	—	—	—
Interest rate swap contracts	18,287	—	—	52,363	—	—
Total net unrealized gains (losses)	$16,771	$(7,729)	$45	$61,874	$(2,372)	$44
As of September 30, 2023, the Company expects approximately $29.2 million of net deferred gains from derivative instruments to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Of the $29.2 million of net deferred gains, $29.0 million relates to deferred gains on interest rate swap contracts and is expected to offset future interest expense on Term Loan A and Term Loan B, and $0.2 million relates to net deferred gains on cash flow hedges and is expected to offset future operational losses on foreign currency exchange rates. Refer to Note 17 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the three and nine months ended September 30, 2023 and September 30, 2022.

NOTE 15 — FAIR VALUE MEASUREMENTS
The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities that are remeasured at fair value as of September 30, 2023 and December 31, 2022.

		Fair Value Measurements as of September 30, 2023 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$2,271	$—	$2,271
	Accrued liabilities	—	(2,497)	—	(2,497)
Bunker fuel hedges:	Accrued liabilities	—	(550)	—	(550)
Interest rate swap contracts:
	Other assets	—	41,173	—	41,173
	Other current assets	—	10,908	—	10,908
Rabbi Trust investments:
	Short-term investments	—	—	5,735	5,735
	Long-term investments	—	—	15,468	15,468
Contingent consideration:
	Contingent consideration	—	—	(663)	(663)
	Contingent consideration, less current portion	—	—	(7,542)	(7,542)
Total		$—	$51,305	$12,998	$64,303

		Fair Value Measurements as of December 31, 2022 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$1,366	$—	$1,366
	Accrued liabilities	—	(5,932)	—	(5,932)
Bunker fuel hedges:	Accrued liabilities	—	(3,396)	—	(3,396)
Interest rate swap contracts:	Other assets	—	59,104	—	59,104
Rabbi Trust investments:
	Short-term investments	—	—	5,367	5,367
	Long-term investments	—	—	16,498	16,498
Contingent consideration:
	Contingent consideration	—	—	(1,791)	(1,791)
	Contingent consideration, less current portion	—	—	(5,022)	(5,022)
Total		$—	$51,142	$15,052	$66,194
The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments for the nine months ended September 30, 2023:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$21,865
Net realized and unrealized gains recognized in earnings*	430
Plan contributions	1,153
Plan distributions	(2,245)
Balance as of September 30, 2023	$21,203
*Net amount comprised of realized and unrealized gains of $0.3 million and $0.1 million, respectively, recorded in other income, net, in the condensed consolidated statements of operations.

The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “observable prices that are based on inputs not quoted on active markets but corroborated by market data.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties' credit risk.

Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of September 30, 2023, securities totaled $21.2 million, of which $5.7 million was classified as short-term and included in short-term investments in the condensed consolidated balance sheets, and $15.5 million was classified as long-term and included in long-term investments in the condensed consolidated balance sheets. As of December 31, 2022, securities totaled $21.9 million, of which $5.4 million was classified as short-term and $16.5 million was classified as long-term. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the nine months ended September 30, 2023:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2022	$(6,813)
Additions	(2,708)
Payments	1,169
Remeasurement gain	61
Foreign exchange impact	86
Balance as of September 30, 2023	$(8,205)

The carrying value of contingent consideration in the condensed consolidated balance sheets approximates fair value based on the present value of the expected payments, discounted using a risk-adjusted rate. The expected payments are determined by forecasting the acquiree's earnings over the applicable period. Dole has determined the valuations are Level 3 inputs, because they are based upon significant unobservable inputs.
Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value due to their liquid nature, and they are classified as Level 1.
Short-term trade and grower receivables: These items have carrying values reported in the condensed consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Trade payables: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Notes receivable and notes payable: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Long-term grower receivables: These items have carrying values reported in the condensed consolidated balance sheets that are net of allowances, and they are classified as Level 2.

Finance and operating leases: The carrying value of finance lease obligations reported in the condensed consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than one year, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, these instruments are classified as Level 2.
Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Term Loan B based on the bid side of current quoted market prices.
The carrying value, net of debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Carrying value, net of unamortized debt issuance costs	$799,220	$806,326
Unamortized debt issuance costs	14,980	17,549
Gross carrying value	$814,200	$823,875

Estimated fair value	$810,129	$795,039
See Note 12 “Debt” for additional detail on long-term debt instruments.
Credit Risk
The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.
NOTE 16 — CONTINGENCIES
Guarantees
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to twenty years, often with an option to renew. As of September 30, 2023 and December 31, 2022, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $48.0 million and $61.4 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain equity method investees. As of September 30, 2023 and December 31, 2022, total guarantees under these arrangements were $6.3 million and $9.2 million, respectively, which represents the maximum potential future payments that Dole could be required to make.

Hawaii Spillway
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires remediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. On July 5, 2023, Hawaii Senate Bill 833 was signed into law by the Governor of Hawaii, pursuant to which the Office of the Governor will negotiate the acquisition of Dole’s interests in the reservoir and associated irrigation system. The bill also appropriates funds for the State to repair and maintain the irrigation system and the associated spillway. The Company does not deem a resulting loss from the contingency associated with the costs to modify the spillway to be probable and, thus, has not recognized a liability in the condensed consolidated balance sheets.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows.
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaraguan judgments, most of which are pending in Nicaragua and are inactive. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all of this amount. 24 of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.
As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960’s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims and eliminated Shell’s demands for indemnification related to the homeowner and City of Carson cases. Shell’s equitable claims related to the cleanup costs were tried and, on November 9, 2022, the jury delivered a verdict deciding that Shell properly incurred and will incur a total of $266.6 million in cleanup costs, and that BHC should bear 50.0% of those costs, or $133.3 million. BHC has filed an appeal. In June 2023, the trial court granted Shell’s motion to add Dole Food Company, Inc. to the BHC judgment as an alter ego of BHC and ordered Shell to reimburse BHC approximately $26.7 million in attorney’s fees, which serves as an offset to the BHC judgment amount. Dole Food Company, Inc., has appealed the alter ego ruling and secured a bond sufficient to stay enforcement of the judgement. Shell has appealed the award of the attorney’s fees.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the CAO are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows, because management believes the risk of loss is remote.
NOTE 17 — STOCKHOLDERS’ EQUITY
Common Stock
As of September 30, 2023, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of September 30, 2023 and December 31, 2022, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of share options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of September 30, 2023, there were 5.7 million shares available for future grant under the Plan and 1.6 million shares available for future issue under awards granted.
In the nine months ended September 30, 2023, additional RSU awards were issued under the Plan that vest over a one to three year service period, and additional RSU awards were issued under the Plan that vest over three years if certain market conditions are met. Compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award calculated using a Monte Carlo simulation approach.

For the three and nine months ended September 30, 2023, total stock-based compensation expense related to the Plan was $1.6 million and $4.4 million, respectively. For the three and nine months ended September 30, 2022, total stock-based compensation expense related to the Plan was $1.1 million and $3.1 million, respectively. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the condensed consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of September 30, 2023 was $9.8 million.
Dividends Declared
The following table summarizes dividends per share declared for the nine months ended September 30, 2023 and September 30, 2022:

Date Declared	Amount (per share)

(U.S. Dollars)
8/17/2023	$0.08
5/17/2023	$0.08
3/6/2023	$0.08
8/22/2022	$0.08
5/24/2022	$0.08
3/14/2022	$0.08
The following table summarizes total dividends declared for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Dividends	$(7,686)	$(7,695)	$(23,063)	$(22,925)
In January and April of 2023, Dole paid cash dividends of $0.08 per share, totaling $15.4 million, to shareholders for the third quarter dividend declared on November 16, 2022 and for the fourth quarter dividend declared on March 6, 2023. In July of 2023, Dole paid cash dividends of $0.08 per share, totaling $7.8 million to shareholders for the first quarter dividend declared on May 17, 2023.
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of September 30, 2023, Dole had the ability to make dividend payments of $330.9 million before these limitations would come into effect.
See Note 20 “Subsequent Events” for additional detail on dividends declared and paid.
Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the three and nine months ended September 30, 2023 and September 30, 2022:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2022	$40,417	$(36,938)	$(107,612)	$(104,133)
Other comprehensive income attributable to Dole plc before reclassifications, net of income taxes	3,432	—	9,604	13,036
Amounts reclassified from accumulated other comprehensive loss	(4,223)	—	—	(4,223)
Tax reclassified from accumulated other comprehensive loss	(5,591)	—	—	(5,591)
Net other comprehensive income (loss) attributable to Dole plc	(6,382)	—	9,604	3,222
Balance as of March 31, 2023	$34,035	$(36,938)	$(98,008)	$(100,911)
Other comprehensive (loss) income attributable to Dole plc before reclassifications, net of income taxes	(1,237)	—	960	(277)
Amounts reclassified from accumulated other comprehensive loss	(4,148)	—	—	(4,148)
Tax reclassified from accumulated other comprehensive loss	7,723	—	—	7,723
Net other comprehensive income attributable to Dole plc	2,338	—	960	3,298
Balance as of June 30, 2023	$36,373	$(36,938)	$(97,048)	$(97,613)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of income taxes	6,911	—	(18,274)	(11,363)
Amounts reclassified from accumulated other comprehensive loss	(5,831)	—	—	(5,831)
Tax reclassified from accumulated other comprehensive loss	1,840	—	—	1,840
Net other comprehensive income (loss) attributable to Dole plc	2,920	—	(18,274)	(15,354)
Balance as of September 30, 2023	$39,293	$(36,938)	$(115,322)	$(112,967)

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$8,631	$(59,822)	$(74,728)	$(125,919)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of income taxes	25,801	—	(5,686)	20,115
Amounts reclassified from accumulated other comprehensive loss	(373)	—	5,445	5,072
Tax reclassified from accumulated other comprehensive loss	(230)	—	—	(230)
Net other comprehensive income (loss) attributable to Dole plc	25,198	—	(241)	24,957
Balance as of March 31, 2022	$33,829	$(59,822)	$(74,969)	$(100,962)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of income taxes	12,574	—	(38,882)	(26,308)
Amounts reclassified from accumulated other comprehensive loss	(5,798)	—	—	(5,798)
Tax reclassified from accumulated other comprehensive loss	2,369	—	—	2,369
Net other comprehensive income (loss) attributable to Dole plc	9,145	—	(38,882)	(29,737)
Balance as of June 30, 2022	$42,974	$(59,822)	$(113,851)	$(130,699)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of income taxes	19,880	—	(35,696)	(15,816)
Amounts reclassified from accumulated other comprehensive loss	(9,157)	—	—	(9,157)
Tax reclassified from accumulated other comprehensive loss	1,535	—	—	1,535
Net other comprehensive income (loss) attributable to Dole plc	12,258	—	(35,696)	(23,438)
Balance as of September 30, 2022	$55,232	$(59,822)	$(149,547)	$(154,137)
The following table includes details about (gains) losses reclassified from accumulated other comprehensive loss by component of accumulated other comprehensive loss:

	(Gains) losses reclassified out of Accumulated Other Comprehensive Loss
	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	Affected line item in the Statement of Operations

	(U.S. Dollars in thousands)
Fair Value of Derivatives:
Interest rate swap contracts	$(7,794)	$(2,208)	$(21,194)	$(1,190)	Interest expense
Cash flow hedges	1,963	(6,949)	6,992	(14,138)	Cost of sales
Foreign currency translation	—	—	—	5,445	Other income, net
Total	$(5,831)	$(9,157)	$(14,202)	$(9,883)

NOTE 18 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of September 30, 2023, Dole’s investments in unconsolidated affiliates were $127.5 million, of which $124.1 million represented equity method investments, and $3.4 million represented investments in which Dole does not have significant influence. As of December 31, 2022, Dole’s investments in unconsolidated affiliates were $124.2 million, of which $120.9 million represented equity method investments, and $3.3 million represented investments in which Dole does not have significant influence.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases equity method earnings in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases equity method earnings in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Cash dividends received from investments in which Dole does not have significant influence are recorded in other income, net, and have historically not been significant.
Transactions with Unconsolidated Affiliates
In the ordinary course of business, Dole enters into arm’s length transactions with unconsolidated affiliates, which include trading sales and purchases of goods and other supplies. From time to time, Dole also provides both seasonal and long-term loans to these affiliates, though these amounts have historically not been significant. The following table presents sales to and purchases from investments in unconsolidated affiliates for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars in thousands)
Sales	$25,215	$24,598	$79,223	$80,063
Purchases	41,595	40,597	116,820	119,650
The following tables presents amounts due from and to investments in unconsolidated affiliates as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$11,741	$27,503
Amounts due from investments in unconsolidated affiliates presented within other receivables	7,857	3,224
Amounts due from investments in unconsolidated affiliates presented within other assets	8,225	8,396
Amounts due to investments in unconsolidated affiliates presented within accounts payable	(10,477)	(8,959)
NOTE 19 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjusting for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards for diluted earnings (loss) per share.

The following table presents basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Income from continuing operations	$55,657	$58,284	$154,391	$146,523
Less: Net income attributable to noncontrolling interests	(8,693)	(6,743)	(25,049)	(18,679)
Income from continuing operations attributable to Dole plc	46,964	51,541	129,342	127,844
Loss from discontinued operations, net of income taxes	(1,672)	(11,704)	(27,616)	(48,129)
Net income attributable to Dole plc	$45,292	$39,837	$101,726	$79,715

Weighted average number of shares outstanding:
Weighted average number of shares – basic	94,929	94,891	94,912	94,882
Effect of share awards with a dilutive effect	219	17	182	28
Weighted average number of shares – diluted	95,148	94,908	95,094	94,910

Income (loss) per share:
Basic:
Continuing operations	$0.50	$0.54	$1.36	$1.35
Discontinued operations	(0.02)	(0.12)	(0.29)	(0.51)
Net income per share attributable to Dole plc	$0.48	$0.42	$1.07	$0.84
Diluted:
Continuing operations	$0.50	$0.54	$1.36	$1.35
Discontinued operations	(0.02)	(0.12)	(0.29)	(0.51)
Net income per share attributable to Dole plc	$0.48	$0.42	$1.07	$0.84
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the three and nine months ended September 30, 2023 and September 30, 2022. The calculation of diluted earnings per share for the three and nine months ended September 30, 2023 and September 30, 2022 does not include the effect of certain awards, because to do so would be antidilutive.
NOTE 20 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through November 16, 2023, the date that Dole’s unaudited condensed consolidated financial statements were issued.
On October 5, 2023, a cash dividend was paid to shareholders of record on September 14, 2023. On November 15, 2023, the Board of Directors of Dole plc declared a cash dividend for the third quarter of 2023 of $0.08 per share, payable on January 4, 2024, to shareholders of record on December 14, 2023.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
Executive Overview
We are a global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the largest global exporter of grapes and have a strong presence in growing categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the unaudited condensed consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” in the Annual Report on Form 20-F for a more detailed description of our products and services offered.
Dole is comprised of the following three reportable segments:
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Vegetables Transaction
On January 30, 2023, certain of our wholly owned subsidiaries entered into the Agreement with Fresh Express, a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire our Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement and to regulatory approval and customary closing conditions.
If we are not able to close the transaction, due to regulatory reasons or otherwise, we are committed to exiting the business and have therefore determined that the Fresh Vegetables division continues to meet the criteria to be classified as held for sale and that the sale, or an alternative process by which the Company will exit the business, represents a strategic shift that will have a material effect on the Company’s operations and results. The results of operations of the Fresh Vegetables division have been reported separately as discontinued operations, net of income taxes, within our operating results below.
The Vegetables Transaction, or an alternative process by which the Company will exit the Fresh Vegetables division’s business, will have certain material direct and indirect impacts to our future operating results, statement of financial position and cash flows, the extent of which cannot be reliably estimated at this time.

Current Economic and Market Environment
Since early 2021, we have experienced inflationary pressures across our business. In 2023, these pressures continue to impact our operations but have moderated as the rate of inflation has slowed from the peaks seen in 2022. However, the economic and market environment remains volatile and a number of external factors continue to pose important risks to the global economy and to our business today, including:

•Global economic disruption due to geopolitical conflicts;
•Changing central bank monetary policies, which have in particular resulted in higher interest rates and volatile foreign exchange rates;
•Unfavorable weather events; and
•Evolving regulatory environments in many areas, including in shipping.
In response to the various ongoing challenges noted above, we are continuing to work across our business on mitigation strategies, including implementing price increases and identifying operational efficiencies. Although we ultimately believe that we are well positioned within our industry to weather periods of economic disruption, the scope, duration and carryover effects of the above factors are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
We are continuing to monitor the direct and indirect effects of the ongoing war between Russia and Ukraine and other geopolitical conflicts on both the global economy and our business and operations. The broader consequences of the Russia and Ukraine war and other geopolitical conflicts have given rise to certain challenges for our business but any resulting impacts have not been and are not expected to be material to Dole’s overall results.
See “Item 3D. Risk Factors” in the Annual Report on Form 20-F for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets, public health outbreaks and the uncertainty of wars and other global conflicts.
Cyber Incident
In February of 2023, Dole was the victim of a sophisticated ransomware attack impacting approximately half of Legacy Dole’s servers and one quarter of its end-user computers. The attack also resulted in unauthorized access to certain Dole information, including information about certain employees, though we have no reason to believe any employee information was publicly released. Upon detecting the attack, the Company promptly took steps to investigate and contain the attack, retaining the services of leading third-party cybersecurity experts and working with law enforcement. Dole experienced minimal operational impact from the attack, and all impacted servers and end-user computers have been restored or rebuilt. The total financial impact to the Company, including discontinued operations, was $11.0 million for the nine months ended September 30, 2023, and there was no impact in the three months ended September 30, 2023.

Operating Results
Selected results of operations for the three and nine months ended September 30, 2023 and September 30, 2022 were as follows:

	Three Months Ended		Change
	September 30, 2023	September 30, 2022	2023 vs. 2022

	(U.S. Dollars in thousands, except percentages)
Revenues, net	$2,042,672	$1,960,695	$81,977	4.2%
Cost of sales	(1,876,292)	(1,829,233)	(47,059)	2.6%
Gross profit	166,380	131,462	34,918	26.6%
Selling, marketing, general and administrative expenses	(118,023)	(103,349)	(14,674)	14.2%
Gain on asset sales	28,746	767	27,979	3647.8%
Operating income	77,103	28,880	48,223	167.0%
Other income, net	4,817	9,199	(4,382)	(47.6)%
Interest income	2,311	1,427	884	61.9%
Interest expense	(20,899)	(15,677)	(5,222)	33.3%
Income from continuing operations before income taxes and equity earnings	63,332	23,829	39,503	165.8%
Income tax (expense) benefit	(13,017)	34,155	(47,172)	(138.1)%
Equity method earnings	5,342	300	5,042	1680.7%
Income from continuing operations	55,657	58,284	(2,627)	(4.5)%
Loss from discontinued operations, net of income taxes	(1,672)	(11,704)	10,032	(85.7)%
Net income	53,985	46,580	7,405	15.9%
Less: Net income attributable to noncontrolling interests	(8,693)	(6,743)	(1,950)	28.9%
Net income attributable to Dole plc	$45,292	$39,837	$5,455	13.7%

	Nine Months Ended		Change
	September 30, 2023	September 30, 2022	2023 vs. 2022

	(U.S. Dollars in thousands, except percentages)
Revenues, net	$6,173,013	$5,981,835	$191,178	3.2%
Cost of sales	(5,631,021)	(5,533,069)	(97,952)	1.8%
Gross profit	541,992	448,766	93,226	20.8%
Selling, marketing, general and administrative expenses	(354,569)	(323,258)	(31,311)	9.7%
Gain on disposal of businesses	—	242	(242)	(100.0)%
Gain on asset sales	43,442	9,188	34,254	372.8%
Operating income	230,865	134,938	95,927	71.1%
Other income, net	7,721	19,765	(12,044)	(60.9)%
Interest income	7,260	4,421	2,839	64.2%
Interest expense	(62,359)	(38,126)	(24,233)	63.6%
Income from continuing operations before income taxes and equity earnings	183,487	120,998	62,489	51.6%
Income tax (expense) benefit	(40,604)	21,497	(62,101)	(288.9)%
Equity method earnings	11,508	4,028	7,480	185.7%
Income from continuing operations	154,391	146,523	7,868	5.4%
Loss from discontinued operations, net of income taxes	(27,616)	(48,129)	20,513	(42.6)%
Net income	126,775	98,394	28,381	28.8%
Less: Net income attributable to noncontrolling interests	(25,049)	(18,679)	(6,370)	34.1%
Net income attributable to Dole plc	$101,726	$79,715	$22,011	27.6%

The following provides an analysis of consolidated operating results in comparison to the prior year. Trading results were strong in the three and nine months ended September 30, 2023, but we continue to be impacted by inflationary pressures and increases in certain commodity costs, as well as by volatility in foreign currency translation. Management has analyzed the significant drivers of changes in consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance.
Revenues, Net
The increase in total revenue, net, for the three months ended September 30, 2023 (4.2%, or $82.0 million) was primarily due to a favorable impact from foreign currency translation of $52.9 million, an incremental positive impact from acquisitions of $5.5 million and strong operational performance in the Diversified Fresh Produce – EMEA reportable segment, partially offset by a decrease in revenue in the Diversified Fresh Produce – Americas & ROW segment.
The increase in total revenue, net, for the nine months ended September 30, 2023 (3.2%, or $191.2 million) was primarily due to strong operational performance in the Diversified Fresh Produce – EMEA and Fresh Fruit reportable segments and a positive impact from acquisitions of $23.6 million, partially offset by a decrease in revenue in the Diversified Fresh Produce – Americas & ROW segment. In the nine months ended September 30, 2023, the impact of foreign currency translation on revenue was not material.
Cost of Sales
The increase in total cost of sales for the three months ended September 30, 2023 (2.6%, or $47.1 million) was primarily due to increased trading activity as discussed above and an unfavorable impact from foreign currency translation. The increase in total cost of sales for the nine months ended September 30, 2023 (1.8%, or $98.0 million) was primarily due to increased trading activity as discussed above, partially offset by incremental depreciation on pineapple bearer plants recognized in the prior year in conjunction with the Merger.
Selling, Marketing and General and Administrative Expenses (“SMG&A”)
The increase in total SMG&A for the three months ended September 30, 2023 (14.2%, or $14.7 million) was primarily due to an unfavorable impact from foreign currency translation and increases in employee wages and salaries. The increase in total SMG&A for the nine months ended September 30, 2023 (9.7%, or $31.3 million) was primarily due to increases in employee wages and salaries and higher professional and consulting fees, which included nonrecurring costs of $5.3 million related to the cyber incident referenced above. In the nine months ended September 30, 2023, the impact of foreign currency translation on SMG&A was not material.
Gain on Asset Sales
The gain on asset sales for the three and nine months ended September 30, 2023 was $28.7 million and $43.4 million, respectively. The gain on asset sales for the three months ended September 30, 2023 was primarily a result of the sale of actively marketed land in Hawaii in the Fresh Fruit reportable segment. The nine months ended September 30, 2023 was also impacted by additional sales of actively marketed land in Hawaii, the sale of vessels and a property in Latin America, all within the Fresh Fruit reportable segment, and the sale of other properties within the Diversified Fresh Produce – Americas & ROW reportable segment.
The gain on asset sales for the three and nine months ended September 30, 2022 was $0.8 million and $9.2 million, respectively. The gain on asset sales for the three months ended September 30, 2022 was primarily a result of the sale of actively marketed land in Hawaii in the Fresh Fruit reportable segment. The nine months ended September 30, 2023 was also impacted by the sale of two buildings in Europe, within the Diversified Fresh Produce – EMEA reportable segment.
See Note 11 “Assets Held for Sale and Actively Marketed Property” to the unaudited condensed consolidated financial statements included herein for additional detail.
Other income, net
The decrease in other income, net, for the three months ended September 30, 2023 (47.6%, or $4.4 million) was primarily due to a decrease in unrealized gains on foreign currency denominated borrowings and less rental income.

The decrease in other income, net, for the nine months ended September 30, 2023 (60.9%, or $12.0 million) was primarily due to a decrease in net gains on foreign denominated borrowings, less rental income and lower net periodic benefit from non-service components of pension and other postretirement benefit plans, partially offset by an increase in gains on investments and increases in other activity.
See Note 7 “Other Income, Net” to the unaudited condensed consolidated financial statements included herein for additional detail.
Interest Expense
The increase in interest expense for the three and nine months ended September 30, 2023 (33.3%, or $5.2 million, and 63.6%, or $24.2 million, respectively) was due to higher interest rates and higher fees on trade receivables sales arrangements in the current year.
Income Taxes
The Company recorded an income tax expense of $13.0 million on $63.3 million of income from continuing operations before income taxes and equity earnings for the three months ended September 30, 2023, reflecting a 20.6% effective tax rate, and income tax expense of $40.6 million on $183.5 million of income before income taxes and equity earnings for the nine months ended September 30, 2023, reflecting a 22.1% effective tax rate. The Company recorded an income tax benefit of $34.2 million on $23.8 million of income from continuing operations before income taxes and equity earnings for the three months ended September 30, 2022, reflecting a (143.3)% effective tax rate, and income tax benefit of $21.5 million on $121.0 million of income before income taxes and equity earnings for the nine months ended September 30, 2022, reflecting a (17.8)% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three and nine months ended September 30, 2023, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three and nine months ended September 30, 2022, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S. state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. The Company continues to evaluate its cash needs and may update its assertion in future periods.
During the year ended December 31, 2022, the tax authorities in one of Dole’s foreign jurisdictions issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for the 2017 tax year. The Company’s subsidiary appealed the assessment, and on March 9, 2023, the reviewing body annulled the assessment. The tax authority has begun a new audit, which the Company’s subsidiary has challenged based on the expiration of the statute of limitations. Based on the new audit, an assessment was issued in October 2023 of approximately $20.0 million (including interest and penalties) for the 2017 tax year. The Company continues to protest the reopening of the audit for 2017 on the grounds that the statute of limitations has expired and the Company has also appealed the most recent assessment with the taxing authorities. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.

See Note 9 “Income Taxes” to the unaudited condensed consolidated financial statements included herein for additional information on income taxes.
Equity Method Earnings
The increase in equity method earnings for the three and nine months ended September 30, 2023 was primarily due to improved performance across the Company’s joint ventures in Europe and Latin America.

Loss from discontinued operations, net of income taxes
Losses in the Fresh Vegetables division decreased for the three months ended September 30, 2023, from $11.7 million to $1.7 million. The improvement in results is primarily from the cessation of depreciation of fixed assets and amortization of operating lease right-of-use assets from March 31, 2023 onward, due to their classification as held for sale, partially offset by transaction costs in the current year. On an underlying basis, the business continued its improved performance with higher pricing being partially offset by lower volumes.
Losses in the Fresh Vegetables division decreased for the nine months ended September 30, 2023, from $48.1 million to $27.6 million. The improvement in results is primarily from the cessation of depreciation of fixed assets and amortization of operating lease right-of-use assets from March 31, 2023 onward, due to their classification as held for sale, partially offset by higher costs in the current year as a result of the Vegetables Transaction, adverse weather conditions, legal matters and the cyber incident in the first quarter of 2023. On an underlying basis, the business continued its improved performance with higher pricing being partially offset by lower volumes.
Segment Operating Results
Dole plc has the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the primary financial measures.
Dole and its chief operating decision makers, Dole’s CEO and COO, use Adjusted EBITDA as its primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, but Adjusted EBITDA by segment is presented in conformity with ASC 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies. Adjusted EBITDA is not a substitute for income from continuing operations, net income attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.
Adjusted EBITDA is reconciled below to net income by taking consolidated net income and (1) adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and nine months ended September 30, 2023 and September 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding costs incurred for the cyber-related incident and (8) the Company’s share of these items from equity method investments.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$749,210	$751,348	$2,387,163	$2,306,982
Diversified Fresh Produce — EMEA	856,351	759,964	2,570,080	2,400,967
Diversified Fresh Produce — Americas & ROW	470,011	479,839	1,310,407	1,391,731
Total segment revenue	2,075,572	1,991,151	6,267,650	6,099,680
Intersegment revenue	(32,900)	(30,456)	(94,637)	(117,845)
Total consolidated revenue, net	$2,042,672	$1,960,695	$6,173,013	$5,981,835

Reconciliation of net income to Adjusted EBITDA
Net income	$53,985	$46,580	$126,775	$98,394
Loss from discontinued operations, net of income taxes	1,672	11,704	27,616	48,129
Income from continuing operations	55,657	58,284	154,391	146,523
Adjustments:
Income tax expense (benefit)	13,017	(34,155)	40,604	(21,497)
Interest expense	20,899	15,677	62,359	38,126
Depreciation	21,737	25,315	69,182	73,544
Amortization of intangible assets	2,536	2,633	7,726	8,248
Mark to market (gains) losses	(4,783)	2,310	(2,926)	(5,819)
Gain on asset sales	(28,802)	(530)	(43,356)	(8,346)
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	5,520	—	40,464
Cyber-related incident	—	—	5,321	—
Other items	222	(532)	1,085	(1,284)
Adjustments from equity method investments	4,710	4,676	13,875	12,924
Total consolidated Adjusted EBITDA	$85,193	$79,198	$308,261	$282,883

Segment Adjusted EBITDA:
Fresh Fruit	$45,111	$49,382	$180,138	$166,087
Diversified Fresh Produce — EMEA	34,923	30,686	100,932	88,397
Diversified Fresh Produce — Americas & ROW	5,159	(870)	27,191	28,399
Total consolidated Adjusted EBITDA	$85,193	$79,198	$308,261	$282,883
The following tables illustrate the estimated impact of factors that have driven changes in segment revenues for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022:

	Revenue for the three months ended
	September 30, 2022	Foreign exchange translation[1,2]	Other acquisitions/ divestitures	Operational change[3]	September 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$751,348	$—	$—	$(2,138)	$749,210
Diversified Fresh Produce – EMEA	759,964	54,373	5,540	36,474	856,351
Diversified Fresh Produce – Americas & ROW	479,839	(1,491)	—	(8,337)	470,011
Intersegment revenue	(30,456)	—	—	(2,444)	(32,900)
	$1,960,695	$52,882	$5,540	$23,555	$2,042,672

	Revenue for the nine months ended
	September 30, 2022	Foreign exchange translation[1,2]	Other acquisitions/ divestitures	Operational change[3]	September 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$2,306,982	$—	$—	$80,181	$2,387,163
Diversified Fresh Produce – EMEA	2,400,967	(188)	23,642	145,659	2,570,080
Diversified Fresh Produce – Americas & ROW	1,391,731	(6,524)	—	(74,800)	1,310,407
Intersegment revenue	(117,845)	—	—	23,208	(94,637)
	$5,981,835	$(6,712)	$23,642	$174,248	$6,173,013
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
2 While we acknowledge that the Fresh Fruit segment is impacted by foreign exchange translation, the impact is not easily determinable, as the prices for Fresh Fruit products in European markets are typically heavily impacted by the exchange rates between European currencies and the U.S. Dollar at the time contracts are set with customers (and for spot fruit at the time fruit is sold). This is due to the majority of Fresh Fruit products being sourced using U.S. Dollar terms.
3 Operational change represents the remaining change in revenue after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
The following tables illustrate the estimated impact of factors that have driven changes in segment Adjusted EBITDA for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022:

	Adjusted EBITDA for the three months ended
	September 30, 2022	Foreign exchange translation[1]	Other acquisitions/ divestitures	Operational change[2]	September 30, 2023

	(U.S. dollars in thousands)
Fresh Fruit	$49,382	$(375)	$—	$(3,896)	$45,111
Diversified Fresh Produce – EMEA	30,686	2,013	187	2,037	34,923
Diversified Fresh Produce – Americas & ROW	(870)	(115)	932	5,212	5,159
	$79,198	$1,523	$1,119	$3,353	$85,193

	Adjusted EBITDA for the nine months ended
	September 30, 2022	Foreign exchange translation[1]	Other acquisitions/ divestitures	Operational change[2]	September 30, 2023

	(U.S. dollars in thousands)
Fresh Fruit	$166,087	$(330)	$—	$14,381	$180,138
Diversified Fresh Produce – EMEA	88,397	212	1,458	10,865	100,932
Diversified Fresh Produce – Americas & ROW	28,399	(245)	1,498	(2,461)	27,191
	$282,883	$(363)	$2,956	$22,785	$308,261
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
2 Operational change represents the remaining change in Adjusted EBITDA after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
Changes in segment revenue and segment Adjusted EBITDA are described in more detail below, with focus on operational changes which we believe are more reflective of the Company’s performance in comparison to the prior year. Unless otherwise noted, the changes discussed below are for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022.
Fresh Fruit
The decrease in Fresh Fruit revenue, net, for the three months ended September 30, 2023 (0.3%, or $2.1 million) to $749.2 million was primarily due to lower banana prices in North America, partially offset by higher worldwide volumes of bananas sold, an increase in worldwide pricing of pineapples and stronger pricing of bananas in Europe.

The decrease in Fresh Fruit Adjusted EBITDA for the three months ended September 30, 2023 (8.6%, or $4.3 million) to $45.1 million was primarily due to lower revenue, higher fruit sourcing costs and a decrease in commercial cargo activity, partially offset by lower shipping and logistics costs, as well as by strong pricing excluding the impact of fuel surcharges.
The increase in Fresh Fruit revenue, net, for the nine months ended September 30, 2023 (3.5%, or $80.2 million) to $2.4 billion was primarily due to higher worldwide pricing of bananas and pineapples and an increase in worldwide volumes of bananas sold, partially offset by lower worldwide volumes of pineapples sold.
The increase in Fresh Fruit Adjusted EBITDA for the nine months ended September 30, 2023 (8.5%, or $14.1 million) to $180.1 million was primarily due to strong revenue performance and lower shipping and logistics costs, partially offset by higher fruit sourcing costs and an increase in materials and handling costs.
Diversified Fresh Produce – EMEA
The increase in Diversified Fresh Produce – EMEA revenue, net, for the three months ended September 30, 2023 (12.7%, or $96.4 million) to $856.4 million was primarily due to a favorable impact from foreign currency translation of $54.4 million, as a result of the strengthening of the Euro and British pound sterling against the U.S. Dollar, along with an incremental $5.5 million positive impact from acquisitions in Spain. Excluding the impact of foreign currency translation and acquisitions and divestitures, revenue was 4.8%, or $36.5 million, ahead of the prior year, primarily due to inflation-justified price increases.
The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA for the three months ended September 30, 2023 (13.8%, or $4.2 million) to $34.9 million was primarily due to a favorable impact from foreign currency translation of $2.0 million, along with an incremental positive impact of $0.2 million from acquisitions in Spain. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 6.6%, or $2.0 million, ahead of the prior year, with stronger performance in Ireland, the U.K., Spain and Holland.
The increase in Diversified Fresh Produce – EMEA revenue, net, for the nine months ended September 30, 2023 (7.0%, or $169.1 million) to $2.6 billion was primarily due to the aforementioned inflation-justified price increases across the segment and a positive impact from acquisitions in Spain of $23.6 million. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 6.1%, or $145.7 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA for the nine months ended September 30, 2023 (14.2%, or $12.5 million) to $100.9 million was primarily due to strong performance across the segment, particularly within the Spanish, Dutch, Irish and Czech businesses, as well as by a favorable impact from acquisitions in Spain of $1.5 million. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 12.3%, or $10.8 million, ahead of prior year.
Diversified Fresh Produce – Americas & ROW
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net, for the three months ended September 30, 2023 (2.0%, or $9.8 million) to $470.0 million was primarily due to lower revenue for berries in North America, as well as by lower volumes of most other commodities, partially offset by inflation-justified price increases.
The increase in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA in the three months ended September 30, 2023 (693.0%, or $6.0 million) to $5.2 million was primarily due to continued strong performance in most products that we market in North America, as well as by a favorable comparison to the three months ended September 30, 2022, which had a challenging end to the Chilean grapes season due to abnormal supply chain disruption. These increases were partially offset by a challenging quarter for berries in North America.
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net, in the nine months ended September 30, 2023 (5.8%, or $81.3 million) to $1.3 billion was primarily due to lower volumes of most commodities sold, partially offset by inflation-justified price increases and continued strong performance for potatoes and onions in North America.
The decrease in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA in the nine months ended September 30, 2023 (4.3%, or $1.2 million) to $27.2 million was primarily due to weaker trading results for berries and timing differences for the Chilean cherry business, partially offset by strong trading activity for most other products that we market in North America, as well as by stronger results for Chilean grapes after a very challenging season in the prior year.

Liquidity and capital resources
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
Cash Flows
The following table summarizes Dole’s consolidated cash flows for the nine months ended September 30, 2023 and September 30, 2022:

	Nine Months Ended
	September 30, 2023	September 30, 2022

Cash flow provided by (used in) continuing operations, net:	(U.S. Dollars in thousands)
Operating activities	$157,134	$183,076
Investing activities	14,575	(34,589)
Financing activities	(158,835)	(88,972)
Foreign currency impact	(1,716)	(19,052)
Cash used in discontinued operations, net	(22,475)	(69,548)
Net decrease in cash	(11,317)	(29,085)
Cash and cash equivalents, beginning	228,840	250,561
Cash and cash equivalents, ending	$217,523	$221,476

Cash flows provided by operating activities were $157.1 million for the nine months ended September 30, 2023, compared to $183.1 million for the nine months ended September 30, 2022. There was an increase in cash flows during the current year from changes in inventory, as stock levels in 2022 were higher to protect against sourcing challenges for paper and agricultural chemicals. The current year was also positively impacted by increased collections of receivables. The prior year comparative period was positively impacted by a third-party trade receivables sales arrangement which delivered incremental cash inflows of $167.6 million. Refer to Note 8 “Receivables” for further detail on these arrangements. The positive impact in the comparative period from the trade receivable sales arrangement was partially offset by longer collection times due to global logistics challenges. Offsetting the higher inflows from receivables and inventories in the nine months ended September 30, 2022 were higher outflows from payables due to the seasonality of certain commodities.
Cash flows provided by investing activities were $14.6 million for the nine months ended September 30, 2023, compared to cash flows used of $34.6 million for the nine months ended September 30, 2022. The increase in cash provided by investing activities was driven by higher proceeds received on asset sales, primarily related to land sales in Hawaii, and lower capital expenditures.
Cash flows used in financing activities were $158.8 million for the nine months ended September 30, 2023, compared to $88.9 million for the nine months ended September 30, 2022. The increase in cash used in financing activities was primarily attributable to higher repayments of debt, net of borrowings.
Cash used in discontinued operations decreased to $22.5 million for the nine months ended September 30, 2023, compared to $69.5 million for the nine months ended September 30, 2022. The comparative period was negatively impacted by the packaged salad recall and plant suspensions in December of 2021, which led to lower revenues and additional costs in 2022.
Included in cash tax payments, in the nine months ended September 30, 2023 and September 30, 2022, is $10.2 million and $5.4 million, respectively, for the repatriation tax under Internal Revenue Code Section 965. Repatriation tax payments for fiscal year 2024 and fiscal year 2025 are expected to be $13.6 million and $16.8 million, respectively.

Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the consolidated balance sheets.
The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents	$217,523	$228,840
Debt:
Long-term debt, net	(859,677)	(1,127,321)
Current maturities	(255,953)	(97,435)
Bank overdrafts	(13,772)	(8,623)
Total debt, net	(1,129,402)	(1,233,379)
Less: Unamortized debt discounts and issuance costs	(15,233)	(17,874)
Total gross debt	(1,144,635)	(1,251,253)
Net debt	$(927,112)	$(1,022,413)
Under the terms of the Credit Agreement entered into on March 26, 2021 (and subsequently amended on August 3, 2021), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”, together the “Term Loan Facilities”) which provided for borrowings of $300.0 million and $540.0 million, respectively.
Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $907.5 million as of September 30, 2023. Based on the terms of the Credit Agreement, if the closing of the Vegetables Transaction occurs, we will be required to use a portion of the proceeds to make a prepayment on the Term Loan Facilities. The estimated minimum prepayment has been reclassified from long-term debt, net, to current maturities in the condensed consolidated balance sheets as of September 30, 2023.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt. In the second quarter of 2023, we amended the Credit Agreement to adopt SOFR in place of LIBOR as the U.S. Dollar benchmark. The adoption of SOFR did not have a material impact to Dole.
Both cash and debt are denominated in various currencies, though primarily in the U.S. Dollar, euro, sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 12 “Debt” to the unaudited condensed consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of September 30, 2023 and December 31, 2022 was as follows:

	September 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents	$217,523	$228,840
Lines of credit	652,337	568,696
Total available liquidity	$869,860	$797,536

In addition, Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements are $285.0 million in the aggregate.
As of September 30, 2023, the Company has derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $11.4 million and $249.3 million1, respectively. As of December 31, 2022 the Company had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $11.9 million and $237.2 million, respectively.
Commitments and Contingencies
As of September 30, 2023, there were no material changes in our commitments, contractual arrangements or contingencies as compared to those in described in our Annual Report on Form 20-F. Refer to Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for further detail on Dole’s contingencies.
Critical Accounting Estimates
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company bases estimates on past experience and other assumptions that are believed to be reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. Actual results may differ from those estimates.
Critical accounting estimates are those that materially affect or could affect the unaudited condensed consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates and their underlying nature, assumptions and inputs is essential when reviewing the unaudited condensed consolidated financial statements of the Company. Management believes that the areas of goodwill and indefinite-lived intangible assets, income taxes, and pension and other postretirement benefits are the most critical, as they involve the use of significant estimates and assumptions. There have been no material changes or additions to our critical accounting estimates identified above from those described in greater detail in our Annual Report on Form 20-F.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to the disclosures on this matter made in our Annual Report on Form 20-F.
Item 4.    Controls and Procedures
Management carried out an evaluation, under the supervision and with the participation of its CEO and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of September 30, 2023. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2023, due to the previously reported material weakness in internal control over financial reporting, which we describe in Part II, “Item 15. Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2022.
Remediation of Material Weakness
We continue to have a material weaknesses in our internal control over financial reporting, as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, related to the ineffective design of controls over review of manual journal entries.
We are committed to maintaining a strong internal control environment and are implementing measures designed to help ensure that control deficiencies contributing to the material weakness are remediated on a timely basis. We have made progress towards remediation and continue to implement our remediation plan for the previously reported material weakness, which includes steps to (i) assess the process and controls over review of manual journal entries, (ii) automate, where possible and practical, the entry posting process and (iii) improve the segregation of duties in connection therewith.
1 Fresh Vegetables currently sells its trade receivables under the facility with recourse provisions. The amounts disclosed include trade receivables sold in the Fresh Vegetables division. Upon exiting the Fresh Vegetables business, Fresh Vegetables’ position under the facility will be settled.

While the foregoing measures are intended to effectively remediate the material weakness relating to the review of manual journal entries, it is possible that additional remediation steps will be necessary. As we continue to evaluate and implement our plan to remediate the material weakness, management may decide to take additional measures to address the material weakness or modify the remediation steps described above. Until this material weakness is remediated, we plan to continue to perform additional analyses and other procedures to help ensure that our condensed consolidated financial statements are prepared in accordance with U.S. GAAP.
Changes in Internal Control Over Financial Reporting
Other than the changes related to our remediation efforts described above, there were no changes in internal control over financial reporting during the three and nine months ended September 30, 2023 that materially affected, or are reasonably likely to affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
Item 1. Legal Proceedings
Dole has been or is currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the past, product safety and health, product recalls, environmental property damage (such as proceedings related to a housing development in the City of Carson, California) and tax disputes. See Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for additional information regarding matters related to DBCP use and proceedings related to a housing development in the City of Carson, California. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, could result in additional investigations and legal proceedings. As a result, although these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations, we do not expect them to have a material adverse effect, individually or in the aggregate, on Dole’s results of operation, financial condition or cash flows.
Item 1A. Risk Factors
In addition to the other information set forth in this report, users should carefully consider the factors discussed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, as updated and supplemented below, which could materially affect our business, financial condition or future results. These risks are not the only risks facing the Company, and additional risks and uncertainties not yet known or currently deemed to be immaterial could materially adversely affect our business, financial condition or future results.
There have been no material changes from the risk factor information disclosed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, other than as updated and supplemented below.
Item 5. Other Information
None.